UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Mirant Corporation

(Name of Subject Company (issuer))

Mirant Corporation, as issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

7.4% Senior Notes due 2004

2.5% Convertible Senior Debentures due 2021
(Titles of Classes of Securities)

842815-AC-6 (Senior Notes)

604675-AB-4 (Convertible Senior Debentures)
(CUSIP Numbers of Classes of Securities)

Douglas L. Miller, Esq.

Senior Vice President and General Counsel
Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, Georgia 30338
678-579-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

J. Gregory Milmoe, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

The amount assumes the exchange of $200,000,000 principal amount of Mirant Corporation 7.4% Senior Notes due 2005 for Mirant’s 7.5% Senior Secured Notes due 2004 (the “New Secured Notes”), and the exchange of $667,000,000 of Mirant’s 2.5% Convertible Senior Debentures due 2021 for New Secured Notes.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:

           Form or Registration No.:
           Date Filed:
           Filing Party:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.

           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2003, by Mirant Corporation, a Delaware corporation (“Mirant”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mirant filed an Amendment No. 1 to the Schedule TO on June 20, 2003. The Schedule TO relates to the offers by Mirant, (i) to exchange (the “Senior Notes Exchange Offer”) $1,000 principal amount of Mirant’s 8.25% Senior Secured Notes due 2008 (the “New Secured Notes”), $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant’s currently outstanding 7.4% Senior Notes due 2004 (CUSIP Nos. 842815-AC-6) (the “Senior Notes”), and (ii) to exchange (the “Convertible Senior Debentures Exchange Offer,” and together with the Senior Notes Exchange Offer, the “Exchange Offers”) $1,000 principal amount of New Secured Notes, $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock for each $1,000 principal amount of Mirant’s currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP Nos. 604675-AB-4) (the “Convertible Senior Debentures,” and together with the Senior Notes, the “Exchange Offer Securities”) pursuant to the terms and conditions of the Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated June 30, 2003 (the “Offering Circular”).

      All information in the (i) Offering Circular, (ii) Amended Letter of Transmittal and (iii) Amendment No. 1 to Mirant’s Schedule TO filed on June 20, 2003, are incorporated by reference into this Schedule TO. Additional items with respect to this Schedule TO are set forth below.

Item 4.     Terms of the Transaction.

      (a) The consideration being offered to Noteholders (as defined in the Offering Circular) in exchange for their Exchange Offer Securities has changed. The Noteholders will receive 8.25% Senior Secured Notes due 2008 instead of the 7.5% Senior Secured Notes due 2008 previously offered. In addition to the New Secured Notes, tendering Noteholders will receive $5.00 in cash and warrants to purchase 22.47 shares of Mirant common stock.

      The expiration date for the Exchange Offers is July 14, 2003.

Item 12.     Exhibits.

(a)(1)(A)	Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization dated June 30, 2003.(1)
(a)(1)(B)	Amended Letter of Transmittal.(1)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(5)(A)	Press Release dated June 30, 2003.(1)

(1)	Filed herewith.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. WILLIAM HOLDEN III

Name: J. William Holden III
Title: Senior Vice President and Treasurer

Date: June 30, 2003

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